UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

February 26, 2015

Mizuho Bank, Ltd.

Acquisition of North American Asset Portfolio from RBS

Mizuho Bank, Ltd. (President and CEO, Nobuhide Hayashi), a wholly-owned subsidiary of Mizuho Financial Group, Inc., (“Mizuho”; President and Group CEO, Yasuhiro Sato), and the Royal Bank of Scotland Group plc (“RBS”) have reached a definitive agreement for the acquisition by Mizuho Bank of a credit portfolio which, as of December 31, 2014, was made up of approximately $36.5 billion in loan commitments, including $3.2 billion of drawn assets.

The amount of commitments to be transferred will be the actual outstanding commitment amounts on the date each commitment is transferred, and the amount paid will be approximately equivalent to the aggregate of the drawn loan amounts on such dates.

The portfolio consists of approximately 200 leading U.S. and Canadian clients, principally high-quality investment grade corporations, in the wholesale market in North America.

In conjunction with the transaction, Mizuho, including its subsidiaries, Mizuho Securities USA and Mizuho Capital Markets Corporation, are also exploring the transfer of certain associated derivatives, and the transition of select coverage banking, debt and loan capital markets, syndicate, and associated capabilities related to the portfolio.

The loan portfolio purchase and expected acquisition of select related capabilities will significantly expand the depth and breadth of Mizuho’s client relationships and product offerings in North America, building on the solid foundation established over the last several years as a more dynamic corporate and investment banking provider in the Americas.

Mizuho will continue to coordinate with RBS to ensure an orderly and seamless transition of client loan commitments. The transfer of assets is expected to be completed in substance by mid FY2015, subject to any necessary consents.

This transformational transaction further accelerates the expansion of Mizuho’s corporate and investment banking activities in North America, and is consistent with its long-term commitment to the North America market and to providing clients with outstanding service and support. Furthermore, both new and existing clients will continue to benefit from Mizuho’s leading global franchise with particular strength in Asia and Japan.